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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.          )*

Riviana Foods, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

769536103

(Cusip Number)

Jaime Carbó Fernandéz
Chief Financial Officer
Ebro Puleva S.A.
Calle Villanueva 4
28001 Madrid
Spain
Telephone: +34 902 10 20 31

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Douglas L. Getter
Dewey Ballantine
One London Wall
London EC2Y 5EZ
United Kingdom
Telephone: +44(0)20 7456 6000

July 23, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769536103			Page 2 of 18

1.	Name of Reporting Person: Ebro Puleva S.A.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Spain

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,284,212*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,284,212*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,284,212*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 52.0%**

14.	Type of Reporting Person (See Instructions): CO

*  Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ebro Puleva S.A. or Ebro Puleva Partners G.P., that either of them is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**  The calculation of the foregoing percentage is based on the number of shares of Riviana Foods Inc. common stock outstanding as of July 23, 2004 (14,529,823) as set forth in the Merger Agreement (as defined below) and assumes that all outstanding options (1,388,120), also as set forth in the Merger Agreement, will be exercisable within 60 days from July 23, 2004.

CUSIP No. 769536103			Page 3 of 18

1.	Name of Reporting Person: Ebro Puleva Partners G.P.		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,284,212*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,284,212*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,284,212*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 52.0%**

14.	Type of Reporting Person (See Instructions): PN

*  Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ebro Puleva S.A. or Ebro Puleva Partners G.P., that either of them is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**  The calculation of the foregoing percentage is based on the number of shares of Riviana Foods Inc. common stock outstanding as of July 23, 2004 (14,529,823) as set forth in the Merger Agreement (as defined below) and assumes that all outstanding options (1,388,120), also as set forth in the Merger Agreement, will be exercisable within 60 days from July 23, 2004.

Item 1. Security and Issuer.

     This statement relates to shares of the common stock, par value $1.00 per share (the “Common Stock” or “Shares”), of Riviana Foods Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 2777 Allen Parkway, Houston, Texas, 77019. The telephone number of the Company is (713) 529 3251.

Item 2. Identity and Background.

     The persons filing this statement are Ebro Puleva S.A., a sociedad anónima organized under the laws of Spain (the “Parent”) and Ebro Puleva Partners G.P., a Delaware general partnership and a direct and indirect wholly-owned subsidiary of Parent (the “Purchaser”).

     Parent is a sociedad anónima organized under the laws of Spain with its principal place of business located at Calle Villanueva 4, 28001 Madrid, Spain, telephone +34 902 10 20 31. Parent is the largest Spanish food group in terms of turnover, profits and market capitalization. It is a leader in the sugar, rice and dairy sectors and has a portfolio of widely recognized brands in its markets, including: Puleva®, Ram®, Leyma® and El Castillo® in the dairy sector; Azucarera® and Sucran® in the sugar sector; and Brillante®, Nomen®, La Cigala®, La Fallera®, Oryza®, Bosto®, Reis Fit®, Riceland®, Danrice® and Risella® in the rice sector. Parent also operates in the biotechnology and other less significant markets through its subsidiaries.

     Purchaser is a Delaware general partnership with its principal place of business located at Calle Villanueva 4, 28001 Madrid, Spain, telephone +34 902 10 20 31. Parent and Herba Foods S.L., a sociedad limitadad organized under the laws of Spain (“Herba”), are the 99% and 1% general partners, respectively, of the Purchaser. Purchaser was formed on July 21, 2004 for the purpose of making a tender offer for all of the Common Stock (the “Offer”) and to merge with and into the Company (the “Merger”), in each case in accordance with the terms and conditions of the Merger Agreement (as defined below). Purchaser has not engaged, and does not expect to engage, in any business other than in connection with the Merger and the Offer.

     Herba’s principal place of business is located at Calle Villanueva 4, 28001 Madrid, Spain, telephone: +34 902 10 20 31. Herba is the holding company for Parent’s rice business which operates primarily in Spain, Portugal, Morocco, Germany, the United Kingdom, Belgium, Italy, Greece, Denmark and Hungary.

     The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Parent, the Purchaser and Herba are as set forth in Annex I hereto and incorporated herein by this reference.

     Neither Parent, the Purchaser, nor, to their knowledge, any person listed in Annex I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or

Page 4 of 18 Pages

administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

     The Offer and the Merger are not subject to any financing condition. Parent and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger (excluding related fees and expenses) will be approximately $381.4 million. Purchaser will acquire such funds from Parent who intends to obtain such funds pursuant to a bridge loan commitment, dated July 21, 2004, by and between Parent and JPMorgan Bank (the “Commitment Letter”). If the funds under the Commitment Letter are not available, Purchaser remains obligated to purchase and pay for the Shares tendered in the Offer to the extent the conditions to the Offer are satisfied.

     Pursuant to the Commitment Letter, JPMorgan Bank has agreed to provide Parent with financing for the consideration required for the transactions contemplated by the Merger Agreement, including the Offer. Subject to the terms and conditions set forth in the Commitment Letter, JPMorgan Bank will provide debt financing in an amount up to $400 million in order to consummate the Offer and the Merger. Such amount may be drawn from time to time up to one week prior to the maturity date referred to below. JPMorgan Bank and Parent are currently negotiating the terms of the definitive financing agreements and such agreements are expected to be completed prior to the consummation of the Offer.

     The funds borrowed pursuant to the commitment Letter are to be guaranteed by Parent and certain of its subsidiaries which in aggregate represent not less than 80% of the consolidated assets and EBITDA of Parent and its subsidiaries.

     The Commitment Letter provides that the funds borrowed pursuant to the Commitment Letter will have a maturity date that is the date six (6) months from the signing of the loan agreement in respect thereof. The commitment Letter provides for an interest rate equal to the one, two, three or six months LIBOR rate (at the option of Parent), plus the cost of compliance with any applicable reserve requirement.

     The funds may be prepaid in whole or in part at any time during the term of the loan at the end of an interest period without penalty, subject, to mandatory prepayment with the proceeds of the US private placement described in the following sentence. Parent anticipates that any indebtedness incurred through borrowings under the Commitment Letter will be repaid with the proceeds of a debt private placement in the United States following the consummation of the transactions contemplated by the Merger Agreement.

     The Commitment Letter provides for certain customary undertakings, events of default and representations and warranties. The financing commitment provided for in the Commitment Letter is also subject to a number of customary conditions, including:

Page 5 of 18 Pages

•	the parties entering into mutually acceptable loan documentation (to be governed by the laws of Spain); and

•	that JPMorgan Bank is awarded by Parent the exclusive role of private placement agent in connection with a debt private placement in the United States to refinance the bridge loan.

     The preceding summary of the Commitment Letter is qualified in its entirety by reference to the Commitment Letter which is incorporated herein by reference.

Item 4. Purpose of Transaction.

     On July 23, 2004, the Parent, the Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of certain conditions including that at least 66?% of the Shares on a fully diluted basis are validly tendered and not properly withdrawn (subject to certain circumstances under which Parent may, with the consent of the Company, lower such condition to a majority). The Merger Agreement provides that each stockholder of the Company (a “Stockholder”) who tenders the Shares in the Offer will receive $25.75, without interest, for each Share tendered, net to the Stockholder in cash. Following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Merger will occur, with the Company, as the surviving corporation, becoming a wholly-owned subsidiary of Parent (the “Surviving Corporation”). In the Merger, each outstanding Share (other than Shares held by Stockholders who have properly exercised their appraisal rights under Delaware law, Shares held by the Company and Shares held by Parent or any subsidiary of Parent) will be converted at the effective time of the Merger (the “Effective Time”) into the right to receive an amount in cash equal to the price per Share paid in the Offer, without interest thereon and less any required withholding taxes. Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer prior to August 26, 2004, as such date may be extended pursuant to the Merger Agreement (the “Expiration Date”) (including, if the Offer is extended or amended, as required or permitted by the Merger Agreement, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and thereby purchase all Shares validly tendered prior to the Expiration Date and not properly withdrawn if, as and when Purchaser gives notice of its acceptance of such Shares for payment pursuant to the Offer.

     The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

     Except as set forth herein and as further detailed in the Merger Agreement, the Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation or any operations or sale or transfer of a material amount of assets), (ii) any sale or transfer of a material amount of

Page 6 of 18 Pages

assets of the Company or any of its subsidiaries, (iii) any change in the board or management of the Company, (iv) any material change in the company’s capitalization or dividend policy, (v) any material change in the Company’s corporate structure or business, (vi) a class of securities of the company being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

     It is expected that following the Merger, the business and operations of the Company will continue as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing the development of the Parent’s overall business in light of the Company’s and Parent’s existing business.

     At the Effective Time: (i) the restated certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation (until thereafter changed or amended as provided therein or by applicable law), amended as set forth on Exhibit C-1 of the Merger Agreement; (ii) the restated by-laws of Company shall be the by-laws of the Surviving Corporation (until thereafter changed or amended as provided therein or by the Company Charter), amended as set forth on Exhibit C-2 of the Merger Agreement; and (iii) the initial directors of the Surviving Corporation shall be those persons set forth on Exhibit C-3 of the Merger Agreement, until the earlier of their resignation, removal or death or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company at the Effective Time shall be the initial officers of the Surviving Corporation, until the earlier of their resignation, removal or death or until their respective successors are duly elected and qualified, as the case may be.

     In connection with the execution of the Merger Agreement, Parent and Purchaser entered into the Stockholder Agreements, dated July 23, 2004 (the “Stockholder Agreements”) with certain stockholders of the Company (the “Significant Stockholders”, a list of which is attached herein as Annex II), who own, in the aggregate, approximately 52.0% of the outstanding Shares. Pursuant to the Stockholder Agreements, each Significant Stockholder has agreed, amongst other things, to tender all of his or her Shares into the Offer not later than the tenth (10) business day following commencement of the Offer. Pursuant to the Stockholder Agreements, if a Significant Stockholder breaches the obligation to tender its Shares, the Purchaser shall have the option to purchase such Shares immediately following the closing of the Offer at the price per share paid in the Offer.

     References to, and descriptions of, the Merger Agreement and the Stockholder Agreements in this Item 4 are qualified in their entirety by this reference to the merger Agreement and the Stockholder Agreements, which are filed as exhibits to this Schedule 13D and which are incorporated by this reference in this Item 4 to their entirety where such references and descriptions appear.

Page 7 of 18 Pages

Item 5. Interest in Securities of the Issuer.

     (a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Purchaser and the Parent by reason of the execution and delivery of the Stockholder Agreements, may be deemed to have shares voting power and shared dispositive power with respect to (and therefore beneficially own) 8,284,212 Shares, representing approximately 52.0% of the outstanding Shares (assuming all outstanding options to purchase Shares will be exercisable within 60 days from July 23, 2004). Except as set forth in this Item 5, none of the Parent, the Purchaser or, to their knowledge, any person listed in Annex I hereto, owns beneficially any Shares.

     With respect to the voting of the Shares subject to the Stockholder Agreements, the Parent and the Purchaser have the power to vote or cause the vote of the Shares in accordance with the terms of the Stockholder Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Parent or the Purchaser is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Except for the execution and delivery of the Stockholder Agreements and the Merger Agreement, no transactions in the Shares were affected by the Purchaser, the Parent or, to their knowledge, any person listed in Annex I hereto, during the 60 days prior to the date hereof.

     (d) Inapplicable.

     (e) Inapplicable.

     References to, and descriptions of, the Merger Agreement and the Stockholder Agreements in this Item 5 are qualified in their entirety by this reference to the Merger Agreement and the Stockholder Agreements, which are incorporated by this reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this Item 6. To Parent’s and the Purchaser’s knowledge, except as otherwise described in this Schedule 13D or as incorporated by reference herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Annex I hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence or which would give another person voting power over the securities of the Company.

Page 8 of 18 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Agreement and Plan of Merger, dated as of July 23, 2004, by and among Ebro Puleva S.A., Ebro Puleva Partners G.P. and Riviana Foods Inc., incorporated herein by reference to Exhibit (d) (1) to Schedule TO filed by Ebro Puleva S.A., Ebro Puleva Partners G.P. and Herba Foods S.L. on July 29, 2004
2.	Form of Stockholder Agreement, dated as of July 23, 2004 by and among Ebro Puleva S.A., Ebro Puleva Partners G.P. and certain Stockholders of Riviana Foods Inc., incorporated herein by reference to Exhibit (d) (3) to Schedule TO filed by Ebro Puleva S.A., Ebro Puleva Partners G.P. and Herba Foods S.L. on July 29, 2004
3.	Commitment Letter from JPMorgan Bank, dated July 21, 2004, incorporated herein by reference to Exhibit (b) to Schedule TO filed by Ebro Puleva S.A., Ebro Puleva Partners G.P. and Herba Foods S.L. on July 29, 2004
4.	Joint Filing Agreement, dated August 4, 2004, between Ebro Puleva S.A. and Ebro Puleva Partners G.P.

Annex No.	Description
I	The Board of Directors and Executive Officers of Ebro Puleva S.A., Ebro Puleva Partners G.P. and Herba Foods S.L.
II	List of Significant Stockholders and Shares or Options subject to the Shareholder Agreement.

Page 9 of 18 Pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2004.

EBRO PULEVA S.A.

	By:	/s/Jaime Carbó Fernández

		Name:	Jaime Carbó Fernández
		Title:	Chief Financial Officer

EBRO PULEVA PARTNERS G.P.

By: EBRO PULEVA S.A.,
its General Partner

	By:	/s/Jaime Carbó Fernández

		Name:	Jaime Carbó Fernández
		Title:	Chief Financial Officer

Page 10 of 18 Pages

ANNEX I

     A. The Board of Directors and Executive Officers of Ebro Puleva S.A. The name, current principal occupation or employment and material occupations, positions, officers or employment for the past five years, of each director and executive officer of Ebro Puleva are set forth below. References to “Ebro Puleva” means Ebro Puleva S.A. Unless otherwise indicated below, the business address of each director is c/o Ebro Puleva S.A., Calle Villanueva 4, 28001 Madrid, Spain. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Ebro Puleva.

Current Principal Occupation or
Employment/Material Positions Held
Name & Country of Citizenship	Title	During the Past Five Years
José Manuel Fernández Norniella Spain	Chairman of the Board	Mr. Fernández Norniella is Chairman of Ebro Puleva and has held this position since April 2000. He is a Director of Herba Foods S.L. and has held this position since March 2002. He is Chairman of the High Chamber of Commerce, Madrid, Spain and has held this position since September 1998. He is a Director of Iberia and has held this position since June 2003. He is a Director of Endesa and has held this position since August 1998. He is a Director of Enegas and has held this position since October 2002. He is a Director of Chilectra Chile and has held this position since October 1998. Previously, he was Vice-Chairman of Aldeasa from August 1998 until March 2000. Previously, he was a Director of Aldeasa from July 1998 until August 2000. Previously he was a Director of INASA from May 2000 until January 2004. Previously, he was a Director of Campos Chilenos from May 2000 until January 2004.
Antonio Hernández Callejas Spain	Vice-Chairman and Chief Executive Officer	Mr. Hernández Callejas is Vice-Chairman and Chief Executive Officer of Ebro Puleva and has held these positions since January 2002. He is Chairman of Herba Foods S.L. and has held this position since March 2002. He is Chief Executive Officer of Herba Ricemills, S.L. and has held this position since December 2001. Previously, he was Chief Executive Officer of Arrocerias Herba, S.A. from February 2000 until December 2001.

Page 11 of 18 Pages

Current Principal Occupation or
Employment/Material Positions Held
Name & Country of Citizenship	Title	During the Past Five Years
Guillermo Mesonero-Romanos Aguilar Spain	Vice-Chairman	Mr Mesonero-Romanos Aguilar is Vice-Chairman of Ebro Puleva and has held this position since December 2000. He is Vice-Chairman of Puleva Foods, S.L. and has held this position since December 2000. He is Vice-Chairman of Puleva, S.A. and has held this position since October 2000.
Jaime Carbó Fernández Spain	Director and Chief Financial Officer	Mr Carbó Fernández is a Director and Chief Financial Officer of Ebro Puleva and has held these positions since June 2000. Previously, he was a Director of Damel, S.A. from September 1999 until September 2000.
Miguel Ángel Pérez Álvarez Spain	Secretary	Mr Pérez Álvarez is Secretary of Ebro Puleva and has held this position since June 2001. He is a Director of Herba Foods S.L. and has held this position since March 2002. He is a Director of Azucarera Ebro, S.L. and has held this position since April 2001. Previously he was a Director of Ebro Puleva from June 2001 until April 2004.
Victorino González Ochoa Spain	Director	Mr González Ochoa is a Director of Ebro Puleva and has held this position since July 2002. He is Chairman of Caja Espana de Inversiones, S.A. and has held this position since March 2004. Previously, he was a Director of Constructora Cepedana from July 1992 until March 2004.
Francisco Javier León de La Riva Spain	Director	Mr León de La Riva is a Director of Ebro Puleva and has held this position since May 2003. He is the Mayor of Valladolid City and has held this position since June 1995. He is Vice-Chairman of Caja de Ahorros de Salamanca y Soria and has held this position since February 1996.
Fernando Castelló Clemente Spain	Director	Mr Castelló Clemente is a Director of Ebro Puleva and has held this position since December 2000. He is a Director of Claptos II, S.L. and has held this position since October 2001.
José Ignacio Comenge Sánchez-Real Spain	Director	Mr Comenge Sánchez-Real is a Director of Ebro Puleva and has held this position since December 2000. He is Chairman of Mendibea Holdings, S.L. and has held this position since September 2002.

Page 12 of 18 Pages

Current Principal Occupation or
Employment/Material Positions Held
Name & Country of Citizenship	Title	During the Past Five Years
Francisco Javier Mateu Redondo Spain	Director	Mr Mateu Redondo is a Director of Ebro Puleva and has held this position since December 2000. He is Assistant Executive Officer of Caja de Ahorros de Galicia, S.A. and has held this position since January 2001. He is a Director of Corporación Caixa Galicia S.A. and has held this position since January 2001. He is a Director of Transportes Azkar, S.A. and has held this position since December 2000.
Elías Hernández Barrera Spain	Director	Mr Hernández Barrera is a Director of Ebro Puleva and has held this position since June 2003. He is a Chairman of Instituto Hispánico del Arroz, S.A. and has held this position since January 2004. Previously, he was Chairman of Arrocerías Herrba, S.A. from February 1989 until February 2002.
Laureano Roldán Aguilar Spain	Director	Mr Roldán Aguilar is a Director of Ebro Puleva and has held this position since June 2003. He is a Director and Managing Director of Grupo Torras and has held these positions since June 2003.
Bader Al-Rashoud Kuwait	Director	Mr Bader Al-Rashoud is a Director of Ebro Puleva and has held this position since June 2003. He is Vice-Chairman of Grupo Torras and has held this position since June 2003.
Eugenio Ruiz-Galvez Priego Spain	Director	Mr Ruiz-Galvez Priego is a Director of Ebro Puleva and has held this position since July 2000. He is Chief Executive Officer of Azucarera Ebro, S.L. and has held this position since April 2001. Previously, he was a Director of Aragonesas Industrias y Energía from March 1994 until November 2002. Previously, he was a Director of Grupo Uralita from September 1997 until December 2002.
Franciso Ballestero Pinto Spain	Director	Mr Ballestero Pinto is a Director of Ebro Puleva and has held this position since July 2004. He is Chairman of Equipos Nucleares, S.A. and has held this position since July 2004. Previously, he was an Officer of Participadas SEPI from September 2001 until June 2004. Previously, he was an Officer of the National Auditing Office of MAE from January 1999 until February 2001. Previously, he was Managing Director of SEPA from February 2001 until September 2001.

Page 13 of 18 Pages

     B. The Board of Directors and Executive Officers of Herba Foods S.L. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Herba Foods S.L., are set forth below. References herein to “Herba Foods” mean Herba Foods S.L. Unless otherwise indicated below, the business address of each director and executive officer is c/o Herba Foods S.L., Calle Villanueva 4, 28001 Madrid, Spain. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Ebro Puleva.

Current Principal Occupation or
Name & Country of		Employment/Material Positions Held
Citizenship	Title	During the Past Five Years
Antonio Hernández Callejas Spain	Chairman of the Board	Mr Hernández Callejas is Chairman of Herba Foods and has held this position since March 2002. He is Vice-Chairman and Chief Executive Officer of Ebro Puleva and has held these positions since January 2002. He is Chief Executive Officer of Herba Ricemills, S.L. and has held this position since December 2001. Previously, he was Chief Executive Officer of Arrocerías Herba, S.A. from February 2000 until December 2001.
José Manuel Fernández Norniella Spain	Vice Chairman and Chief Executive Officer	Mr Fernández Norniella is a Director of Herba Foods and has held this position since March 2002. He is Chairman of Ebro Puelva and has held this position since April 2000. He is Chairman of the High Chamber of Commerce, Madrid, Spain and has held this position since September 1998. He is a Director of Iberia and has held this position since June 2003. He is a Director of Endesa and has held this position since August 1998. He is a Director of Enegas and has held this position since October 2002. He is a Director of Chilectra Chile and has held this position since October 1998. Previously, he was Vice Chairman of Aldeasa from August 1998 until March 2000. Previously, he was a Director of Aldeasa from July 1998 until August 2000. Previously, he was a Director of INASA from May 2000 until January 2004. Previously, he was a Director of Campos Chilenos from May 2000 until January 2004.

Page 14 of 18 Pages

Current Principal Occupation or
Name & Country of		Employment/Material Positions Held
Citizenship	Title	During the Past Five Years
Miguel Ángel Pérez Álvarez Spain	Director	Mr Pérez Álvarez is a Director of Herba Foods and has held this position since March 2002. He is Secretary of Ebro Puleva and has held this position since June 2001. He is a Director of Azucarera Ebro, S.L. and has held this position since April 2001. Previously he was a Director of Ebro Puleva from June 2001 until April 2004.

Page 15 of 18 Pages

     C. General Partners of Ebro Puleva Partners G.P. The General Partners of Ebro Puleva Partners G.P. are Ebro Puleva and Herba Foods — See Part A and Part B of this Schedule I for information concerning the Board of Directors and Executive Officers of Ebro Puleva and Herba Foods.

Page 16 of 18 Pages

ANNEX II

List of Significant Stockholders

	Stock	Options	Total
The Antom Ranch Family Partnership, L.P.	80,000		80,000
Abbeville Family Partnership	4,917,678	553,000	5,470,678
The Charles R. Godchaux 1994 Grantor Trust	12,000		12,000
Charles R. Gochaux	475,633		475,633
Frank A. Godchaux III	465,000		465,000
Frank Kirkpatrick Godchaux Revocable Trust	22,000		22,000
Katherine Area Godchaux	12,060		12,060
Leslie K. Godchaux	13,200		13,200
Mary L. Godchaux	12,000		12,000
Joseph A. Hafner, Jr.	302,719	63,559	366,278
W. David Hanks	109,510	60,459	169,969
Joseph A. Hafner, Jr. 1993 Retainted Annuity Trust	333,752		333,752
The Katherine Area Godchaux 1994 Grantor Retained Annuity Trust	11,940		11,940
W. Elton Kennedy	99,000	18,000	117,000
The Leslie K. Gochaux 1994 Grantor Retained Annuity Trust	12,000		12,000
Live Oak Foundation	10,000		10,000
E. James Lowrey	12,000	23,000	35,000
The Mary Lawrence Godchaux 1994 Grantor Retained Annuity Trust	12,000		12,000
Merrill Hafner 1993 Retained Annuity Trust	333,752		333,752
Theresa Godchaux Payne	12,000		12,000
E. Wayne Ray, Jr.	122,950	35,300	158,250
The Rebecca Ragland Godchaux Revocable Trust	24,000		24,000
The Theresa Godchaux Payne 1994 Grantor Retained Annuity Trust	12,000		12,000
Elizabeth B. Woodard	23,100	27,600	50,700
Patrick W. Rose		23,000	23,000
Charles H. Cotros	10,000	7,000	17,000
Thomas B. Walker, Jr.		23,000	23,000

Total Amount Agreed to Tender	7,450,294	833,918	8,284,212
Amount Agreed to Tender as % of Total Outstanding			52.0%
Total Outstanding	14,529,823	1,388,120	15,917,943

Page 17 of 18 Pages